SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Fitch reaffirms 'AAA(bra)' Rating for Copel and its Subsidiaries

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that, on this date, the rating agency Fitch Ratings (“Fitch”) reaffirmed the rating Long Term 'AAA (bra)' of Copel and its wholly-owned subsidiaries Copel Geração e Transmissão (“Copel GeT”) and Copel Distribuição (“Copel Dis”), the highest possible on the Fitch scale. At the same time, the outlook on the corporate ratings was kept stable.

The preservation of the 'AAA (bra)' rating mainly reflects Copel's solid business profile, with important and profitable energy generation, transmission and distribution assets that it created to dilute operational and regulatory risks; financial leverage and significant liquidity position, benefiting from the expectation of positive free cash flows (FCFs); and the hope of maintaining its strong financial profile.

According to the Fitch report, the following fundamentals stand out:

(i)	Strong Business Profile justified by the benefit of the diversification and relevance of its operating assets in the Brazilian electricity sector, which makes it possible to dilute any operational and regulatory risks;
(ii)	Robust Cash Generation, with emphasis on the generation and distribution businesses;
(iii)	Positive FCF, whose performance in the main businesses sustains the investments planned for the two-year period;
(iv)	Gains in Efficiency in Distribution, mainly due to market growth above the national average, consistent gains in efficiency and network modernization;
(v)	Conservative Financial Leverage, less than 2.5 times and
(vi)	Lower Prices Affect the Generator due to exposure to the risk of re-contracting energy in low price scenarios.

The Company highlights that the preservation of the rating at the top of the Fitch scale confirms its commitment to the sustainable strategic agenda of increasing efficiency in all businesses, disciplined capital allocation and advances in corporate governance.

Curitiba, May 31, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 31, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.